GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

RECEIVED
2004 DEC -6 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 3, 2004

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

04046792

Mail Stop 3-2

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of November 2004, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**Financial Statements and MD&A**	
(a)	Interim Financial Statements for the nine months ended September 30, 2004	November 15, 2004
(b)	Management Discussion and Analysis for the nine months ended September 30, 2004	November 15, 2004
2.	**Filings with the Toronto Stock Exchange**	
(a)	All financial statements and MD&A referred to under Item 1	



General Minerals Corporation

Third Quarter Report - 2004

Dear Fellow Shareholders,

Our company is now very well positioned to move into the next phase of our strategic plan which is to seek joint venture partners for our properties. Sufficient exploration has now been completed on 9 out of 10 properties for us to start seeking joint venture partners. Two years ago at a time when copper prices were at historic lows I decided that it would be an opportune time to begin to build a new portfolio of properties with an emphasis on copper properties. The exploration focus was the American southwest, with particular emphasis in Arizona, one of the world's major copper provinces. We began with the acquisition in Arizona of the Dragoon property followed by the Monitor property. These are both highly prospective copper porphyry targets that are now being looked at by a number of mining companies. Fortunately, our early acquisition of the copper properties has coincided with a renewed interest in copper as reflected by the higher prices, lower world inventories and rising demand for the metal, particularly in such countries as China and India. The Company has four other porphyry targets in the US, Markham Wash, Mine Wash, Oro and Gold Hill and one more advanced project in Chile, Escalones. The Company also has one gold project in the US, Gold Coin, where high grade surface samples have been collected including 9.1 metres of 4.3 gpt gold.

With the addition of our two newest properties in Bolivia, the Laurani gold-silver-copper property and the Malku Khota property where we have outlined a large silver anomaly, we now have ten properties in total, seven copper with some associated silver and gold and three that are either gold or silver or a combination. We have announced exploration results from six properties through our news releases and will shortly be announcing exploration results from some of the other properties. Fortunately, when we began the property search two years ago there was not a lot of interest in copper and the competition for properties was minimal at that time. However, with the copper price now ranging between $1.30-1.45 per pound the competition for properties and land positions has increased significantly, especially in highly targeted copper areas such as Arizona and Chile. Our company is very fortunate to be so well positioned with attractive properties and I am pleased to let you know that we are being contacted by a number of potential joint venture partners that are seeking to visit the properties.

In preparation for the next phase of our strategic plan, the period when we seek joint venture partners, we spent a week each in Toronto and Vancouver "reintroducing" General Minerals to the Canadian investment community, updating interested mining analysts and brokers on our new property portfolio.

During the Third Quarter we announced in a news release issued on September 22 the results of the first phase of exploration at our Laurani silver-gold property near La Paz, Bolivia. Bolivia. We completed geological mapping over an area of 4.5 square kilometres of the 10 kilometre diameter caldera complex, which hosts the high sulphidation gold-silver mineralization. This geological setting has many similarities to the El Indio Gold District in northern Chile. Laurani was first acquired by the Company in October 2003 and we currently hold 100% interest in 1,720 hectares in the area. Our detailed surface sampling and mapping together with drilling and underground sampling by others support an earlier resource estimate by United Mining Corporation, a US company. Our exploration indicates upside potential for extensions to the "underground" resource previously estimated by UMC and indicates new areas with the potential for open-pittable mineralization.

On the completion of four years of exploration in 1991, United Mining completed a global resource estimate for a portion of the known vein systems covering an area of approximately 700 by 300 metres. The report was written by a US professional geologist at that time and was based on 23 reverse circulation holes and 283 surface and underground rock chip samples. The estimate included 12 veins and was projected to 150 metres depth. The estimate showed a tonnage of 1,894,000 tonnes with an average grade estimate of 2.41 gpt gold, 169 gpt silver and 1% copper. The average vein width was 2.15 metres with a minimum of 1 metre. This is equivalent to approximately 147,000 oz. of gold, 10 million oz. of silver and 42 million pounds of copper. This estimate provides a good indication of the type of mineralization that likely underlies areas with similar surface expression and assays, as mapped and sampled by General Minerals, that were not included in the original 1991 resource estimate.

We have a copy of the report that includes the resource estimate signed by a professional geologist but do not have the original assay sheets or details of the estimation methodology. Therefore, the Company cannot verify the resource or comment on whether the estimate made prior to National Instrument 43-101 is in the categories presently required and may not be in compliance with the current standards and we are not relying on these estimates.

At Laurani our geologists have collected five hundred channel samples over the surface expressions of a number of vein systems, including those previously sampled by United Mining and subsequently sampled by Corriente Resources Inc. that explored parts of the property between 1996 and 1998. Our work indicates that the veins included in the UMC resource extend beyond the areas included in their resource and that several new areas include many small veinlets that may have potential for open-pittable mineralization. Our surface channel sampling included values such as 1.5 metres of 16.3 gpt gold and 401 gpt silver on the San Geronimo vein. The average of all samples on the vein is 1.362 gpt gold and 74 gpt silver and values such as 1.2 metres of 18.246 gpt gold and 24 gpt silver in the Tatal Pata vein and the average of all samples on this vein is 0.534 gpt gold and 44 gpt silver.

I remain very optimistic that we are on the right path and am hopeful that we will be able sign a number of joint ventures on our properties, thus confirming the quality of our property portfolio. At the same time we are continuing with an active reconnaissance program to develop new targets on new properties.

Sincerely,

Signed by:

Ralph Fitch
President

Management's Discussion and Analysis of Financial Position and Results of Operations

General

The following information, prepared as of November 5, 2004, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the nine months ended September 30, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2003 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company's business is to investigate new exploration opportunities, and to carry out early-stage mineral exploration on properties identified by management as having discovery potential. The Company then seeks joint venture partners to fund further exploration and add partners' expertise. The mineral exploration business is high risk and most exploration projects do not become mines.

During 2003, the Company completed two significant private placement financings and as at September 30, 2004 is in a strong financial position with cash and working capital of $5.1 million. The Company also has equity investments in two junior mining companies with a combined quoted value of $5.6 million as at September 30, 2004.

During 2004, the Company's focus has been the continuing exploration of the most promising properties in South America and the U.S. The Company has reported results from exploration activities at four properties: the Gold Coin epithermal gold property in Arizona; the Monitor porphyry copper-silver target in Arizona; the Malku Khota silver property in west central Bolivia; and the Laurani gold-silver property located near La Paz, Bolivia. Details of these exploration results can be found on SEDAR at www.sedar.com and at the Company's website at: www.generalminerals.com.

During the second quarter, the Company completed four NI 43-101 technical reports on the Monitor, Gold Coin, Laurani and Escalones properties. These reports are being used to show the properties to prospective joint venture partners, and a number of the Company's properties are attracting interest from potential partners.

Results of Operations

During the nine months ended September 30, 2004, the Company reported a net loss of $2,964,324 ($0.33 per share) compared to a net loss of $2,243,007 ($0.43 per share) reported in the nine months ended September 30, 2003. The 2004 loss includes a non-cash writedown of $1,840,000 in respect of the carrying value of the Company's investments; and stock-based compensation expense of $414,672 (2003 - $13,125) representing non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations. The comparative 2003 loss includes write-downs amounting to $1,684,877 related to agreements to dispose of the Company's interests in the Atocha property in Bolivia, and the Vizcachitas property in Chile.

General and administrative expenses increased from $582,281 to $758,375 commensurate with an increase in the level of corporate activity, which in turn was a result of the Company's improved financial position. The 2004 expense includes $190,373 (2003 - $149,928) in professional fees in respect of accounting, legal and tax services provided. Office and miscellaneous expense increased from $73,178 to $165,299 as the Company opened an office in Denver, USA. Other significant increases included directors' fees and expenses which increased to $44,123 from $nil in 2003; and shareholder information expense which increased to $92,664 from $33,705. These variances were offset by a decrease in filing and transfer agent fees to $42,124 from $76,075 as the Company had completed a number of filings in respect of financing arrangements in 2003. In addition, consulting expense decreased from $99,873 to $45,479, as certain consulting fees incurred in South America have been deferred and charged to properties in 2004. It is expected that 2004 administrative costs will continue at current levels.

The 2004 operating results also include a foreign exchange loss of $118,603 (2003 - $703) which resulted from the strengthening of the Canadian dollar in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $72,763 (2003 - $5,765) in interest income earned on the Company's short term investments. The Company also recognized a gain of $101,411 (2003 - $nil) on the disposal of a drill rig in South America.

During the second quarter, the Company reviewed the carrying values of its investments and wrote down the investment in Esperanza Silver Corporation ("Esperanza") to its quoted value as at June 30, 2004, recognizing a loss of $1,840,000. The Company's policy is to record its investments at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. The Esperanza units had been acquired by the Company under a 2003 agreement to dispose of the Atocha silver property in Bolivia. During the third quarter, the quoted value of the Esperanza shares further declined with the result that as at September 30, 2004, there is an unrealized loss in respect of the value of this investment in the amount of $1.2 million. Esperanza has active exploration programs on the Atocha property and on the La Esperanza project in Mexico, and has recently announced a financing of up to $1.5 million to continue exploration on the company's property portfolio and for general working capital purposes. No further writedown was taken in the third quarter, however, management will continue to monitor the Esperanza investment and there is a risk that the investment could be written down in a future quarter.

During the third quarter, the Company reported a net loss of $734,281 ($0.08 per share) compared to a net loss of $1,842,884 ($0.27 per share) reported in the third quarter of 2003. The 2004 loss includes the aforementioned stock-based compensation expense of $414,672; and the 2003 loss includes the non-cash writedown of $1,684,877. General and administrative expense for the third quarter increased slightly to $181,247 from $165,978 incurred in the same period of 2003.

Capital Expenditures and Investing Activities

Total exploration spending increased to $1,266,405 in the nine months ended September 30, 2004 from $151,406 incurred during the same period of 2003. The 2004 deferred expenditures included $403,076 in land payments as well as costs associated with preliminary exploration programs, including geological consulting fees in the amount of $365,424. Costs incurred on the various U.S. properties totaled $713,662 and included $127,387 incurred on the Monitor property; $129,337 incurred on the Oro property; $121,922 incurred at Markham Wash; $88,122 incurred at Mine Wash; $107,147 incurred at Gold Coin; and $110,711 incurred at Gold Hill. A total of $320,970 was incurred in Bolivia, including $185,016 incurred at Malku Khota and $135,954 incurred at Laurani; and $179,354 was incurred in Chile in connection with the acquisition of the Escalones property.

During the first quarter of 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes to its own account and during a joint venture with Asarco. The Company entered into an option agreement dated February 26, 2004. Pursuant to the "Boezio Option", the Company has the right for a period of 5 years from February 26, 2004 to purchase the claims upon payment to the owner of US$4,975,000, of which US$75,000 has been paid to date. Additional payments, pursuant to the "Boezio Option", are due as follows:

US$100,000	June 30, 2005	US$500,000	June 30, 2007
US$50,000	December 31, 2005	US$950,000	June 30, 2008
US$300,000	June 30, 2006	US$3,000,000	June 30, 2009

The Company is required to pay all amounts as they fall due to protect and maintain the property. There is a 2% net smelter return ("NSR") if the price of copper is greater than US$0.75 per pound and a 1% NSR if the copper price is less than US$0.75. The NSR may be purchased for US$3,000,000 within the 5 years following the exercise of the "Boezio Option" and US$5,000,000 after 5 years of the exercise of the "Boezio Option".

During the first quarter of 2004, the Company entered into two agreements to acquire 51% interests in two newly-incorporated private exploration companies. In the first agreement, the Company acquired a 51% interest in Afghan Minerals Inc. ("AMI") for consideration of $250,000, payable in quarterly installments of $50,000, of which $150,000 had been paid as at September 30, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. AMI is currently reviewing and evaluating mineral exploration properties in Afghanistan.

In the second agreement, the Company acquired a 51% interest in Foundation Resources Inc. ("Foundation") for consideration of $250,000, payable in quarterly installments of $50,000, of which $150,000 had been paid as at September 30, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. Foundation is currently conducting exploration activities in Mongolia.

Summary of Quarterly Results (unaudited)

Three months ended	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002
Total revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$345,910	$580,731	$339,764	$218,123	$53,144	$62,745	$35,517	$34,683
Net (loss)	($734,281)	($2,006,200)	($223,843)	($1,591,735)	($1,842,884)	($284,160)	($115,963)	($1,864,406)
Net (loss) per share (Basic and fully diluted)(1)(2)	($0.08)	($0.22)	($0.03)	($0.22)	($0.27)	($0.06)	($0.03)	($0.48)

(1) *The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.*

(2) *On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.*

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended September 30, 2004 includes a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 includes a writedown of the Company's investment in Esperanza amounting to $1,840,000. The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses associated with the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively. The net loss for the quarter ended December 31, 2002 included the write-off of the Company's interest in the Tantalum project in Bolivia amounting to $1,520,274.

Financing Activities

During the nine months ended September 30, 2004, the Company raised $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share. During the same period in 2003, the Company completed a number of financings to raise an aggregate $2,656,823 including net proceeds of $2.5 million raised in a units offering which closed in June.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the nine months ended September 30, 2004 consumed cash of $2,115,643. As at September 30, 2004, the Company is in a strong financial position with cash of $5,094,706 and working capital of $5,141,208. The Company also holds a portfolio of long-term investments which as at September 30, 2004 had a quoted value of $5.6 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is more than adequate to meet requirements for the foreseeable future. Additional financing sources include outstanding share purchase warrants and stock options, including 100,000 warrants exercisable at $1.50 per share to December 31, 2004; and 2,393,000 warrants currently exercisable at $1.54 per share to June 25, 2005, with the exercise price escalating in stages to $2.05 per share, and with an expiry date of June 25, 2008, subject to acceleration of the expiry date in the event that the closing price of the Company's shares for 20 consecutive trading days is equal to or greater than 125% of the then exercise price of the warrants.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligations as at September 30, 2004:

	Payments Due by Period		
Contractual Obligations	**Total**	**Less than 1 year**	**1–3 years**
Agreement to acquire a 51% interest in Afghan Minerals Inc.	$100,000	$100,000	$nil
Agreement to acquire a 51% interest in Foundation Resources Ltd.	$100,000	$100,000	$nil
Lease arrangement for office premises in Denver, USA	$56,642	$21,277	$35,365

Transactions with Related Parties

The Company entered into the following transactions with related parties during the nine months ended September 30, 2004: During the nine months ended September 30, 2004, legal fees totaling $45,102 (2003 - $86,584) were charged by a legal firm in which a director is a partner. As at September 30, 2004 an amount of $1,206 (2003 - $15,046) remained as an account payable.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A and include the review of the carrying values of mining claims and deferred exploration and the valuation of investments. As described under "Results of Operations", as at September 30, 2004, there is an unrealized loss in respect of the value of the Company's investment in Esperanza in the amount of $1.2 million. No writedown has been taken in respect of this unrealized loss, however, management continues to closely monitor the carrying value of this investment and there is a risk that the investment could be written down in a future quarter.

In addition to the above critical accounting estimates, during 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in two new exploration subsidiaries, Afghan Minerals Inc. and Foundation Resources Inc. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Bolivia, Chile, Afghanistan, and Mongolia. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:

Common shares, no par value, unlimited shares

Issued and outstanding:

8,937,577 common shares as at September 30, 2004 for a net consideration of $60,694,234.

Outstanding options, warrants, and convertible securities as at November 5, 2004:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	140,000	$3.15	December 11, 2004
Share purchase warrants	100,000	$1.50	December 31, 2004
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,393,000	$1.54 to $2.05	June 25, 2008 *
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	424,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* *subject to acceleration of the expiry date under certain conditions*

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at **www.sedar.com** and at the Company's website at **www.generalminerals.com**.

General Minerals Corporation
Consolidated Balance Sheets

As at September 30, 2004
(Unaudited - Stated in Canadian Dollars)

	September 30, 2004	December 31, 2003
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	5,094,706	7,210,349
Prepaids and other	88,748	42,679
	5,183,454	7,253,028
Investments *(note 2)*	7,030,000	8,870,000
Mining properties and equipment		
Mining claims and deferred exploration *(note 3)*	1,729,846	463,441
Reclamation deposit	18,925	-
Equipment	28,420	5,099
	1,777,191	468,540
Goodwill *(note 4)*	234,800	-
	14,225,445	16,591,568
LIABILITIES		
Current liabilities		
Accounts payable	42,246	123,078
Minority interest *(note 4)*	245,597	-
	287,843	123,078
SHAREHOLDERS' EQUITY		
Capital stock *(note 5)*		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
8,937,577 (2003 - 8,915,577) common shares	60,694,234	60,675,470
Fair value of options and warrants	669,454	254,782
Deficit	(47,426,086)	(44,461,762)
	13,937,602	16,468,490
	14,225,445	16,591,568

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the periods ended

(Unaudited – Stated in Canadian Dollars)

	Three Month Period Ended Sept. 30, 2004	Three Month Period Ended Sept. 30, 2003	**Nine Month Period Ended Sept. 30, 2004**	Nine Month Period Ended Sept. 30, 2003
	$	$	**$**	$
General and administrative expense				
Consulting	**5,757**	44,861	**45,479**	99,873
Directors' fees and expenses	**12,123**	-	**44,123**	-
Filing fees and transfer agent	**5,346**	2,996	**42,124**	76,075
Office and miscellaneous	**52,877**	19,170	**165,299**	73,178
Professional fees	**35,266**	37,705	**190,373**	149,928
Shareholder information	**23,332**	(1,003)	**92,664**	33,705
Travel and promotion	**5,074**	(107)	**29,378**	6,254
Wages and benefits	**41,472**	62,356	**148,935**	143,268
	181,247	165,978	**758,375**	582,281
Other (income) and expenses				
Depreciation and amortization	**2,751**	2,271	**5,336**	7,439
Foreign exchange loss	**144,710**	16,389	**118,603**	703
Gain on asset disposals	**-**	-	**(101,411)**	-
Interest income	**(15,647)**	(5,659)	**(72,763)**	(5,765)
Minority interest	**997**	-	**(9,203)**	-
Other income	**(20,761)**	(19,683)	**(20,761)**	(44,165)
Reconnaissance expense	**26,312**	(1,289)	**31,476**	4,512
Stock-based compensation expense	**414,672**	-	**414,672**	13,125
Writedown of investments	**-**	-	**1,840,000**	-
Writedown of mining claims	**-**	1,684,877	**-**	1,684,877
Net loss for the period	**(734,281)**	(1,842,884)	**(2,964,324)**	(2,243,007)
Deficit – beginning of period	**(46,691,805)**	(41,027,143)	**(44,461,762)**	(40,627,020)
Deficit – end of period	**(47,426,086)**	(42,870,027)	**(47,426,086)**	(42,870,027)
Basic and diluted loss per share	**(0.08)**	(0.27)	**(0.33)**	(0.43)
Weighted average shares outstanding	**8,937,577**	6,830,575	**8,934,086**	5,166,870

General Minerals Corporation

Consolidated Statements of Cash Flows

For the periods ended
(Unaudited – Stated in Canadian Dollars)

	Three Month Period Ended Sept. 30, 2004	Three Month Period Ended Sept. 30, 2003	**Nine Month Period Ended Sept. 30, 2004**	Nine Month Period Ended Sept. 30, 2003
	$	$	**$**	$
Cash flows from operating activities				
Net loss for the period	**(734,281)**	(1,842,884)	**(2,964,324)**	(2,243,007)
Items not affecting cash				
Depreciation and amortization	**2,751**	2,271	**5,336**	7,439
Minority interest	**997**	-	**(9,203)**	-
Stock-based compensation expense	**414,672**	-	**414,672**	13,125
Writedown of investments	**-**	-	**1,840,000**	-
Writedown of mining claims	**-**	1,684,877	**-**	1,684,877
	(315,861)	(155,736)	**(713,519)**	(537,566)
Changes in non-cash operating working capital				
(Increase) decrease in prepaids and other	**(50,438)**	(15,665)	**(36,069)**	811
Increase (decrease) in payables	**(75,250)**	(23,848)	**(80,832)**	(79,304)
	(441,549)	(195,249)	**(830,420)**	(616,059)
Cash flows from investing activities				
Expenditures for mining properties and equipment	**(340,236)**	(53,144)	**(1,295,062)**	(151,406)
Cash acquired on acquisition of subsidiaries	**-**	-	**10,000**	-
Reclamation deposits	**(18,925)**	-	**(18,925)**	-
	(359,161)	(53,144)	**(1,303,987)**	(151,406)
Cash flows from financing activities				
Proceeds from issue of capital stock	**-**	-	**30,800**	2,656,823
Share issue costs	**(12,036)**	-	**(12,036)**	-
	(12,036)	-	**18,764**	2,656,823
Change in cash and cash equivalents	**(812,746)**	(248,393)	**(2,115,643)**	1,889,358
Cash and equivalents - beginning of period	**5,907,452**	2,248,795	**7,210,349**	111,044
Cash and equivalents – end of period	**5,094,706**	2,000,402	**5,094,706**	2,000,402
Supplemental cash flow information				
Minority interest on acquisition of subsidiaries	**-**	-	**254,800**	-
Goodwill on acquisition of subsidiaries	**-**	-	**(234,800)**	-
Receivables acquired on acquisition of subsidiaries	**-**	-	**(10,000)**	-
Shares issued on conversion of shareholder advances	**-**	-	**-**	78,877
	-	-	**10,000**	78,877

General Minerals Corporation

Consolidated Statements of Deferred Exploration Expenditures

For the nine months ended September 30, 2004
(Unaudited – Stated in Canadian Dollars)

	U.S. PROPERTIES $	BOLIVIA PROPERTIES $	CHILE PROPERTIES $	MONGOLIA PROPERTIES $	TOTAL $
Balance at December 31, 2003	**319,277**	**144,164**	**-**	**-**	**463,441**
Land payments	214,562	38,429	141,314	8,771	**403,076**
Laboratory	19,968	52,679	224	2,256	**75,127**
Field supplies	31,241	14,793	3,543	-	**49,577**
Consulting and supervision	55,359	50,536	13,149	3,177	**122,221**
Maps and reproduction	8,163	3,622	-	1,906	**13,691**
Surveying	46,510	-	-	-	**46,510**
Geological consulting	203,102	116,024	17,372	28,926	**365,424**
Geophysical	50,297	-	-	-	**50,297**
Travel and accommodation	84,460	44,887	3,752	7,383	**140,482**
	713,662	320,970	179,354	52,419	**1,266,405**
Balance at September 30, 2004	**1,032,939**	**465,134**	**179,354**	**52,419**	**1,729,846**

General Minerals Corporation

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2004
(Unaudited – Stated in Canadian Dollars)

For a complete description of the Company's accounting policies and disclosures, please refer to the 2003 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2003 Annual Report will be provided.

1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

2. Investments

	September 30, 2004	December 31, 2003
4,000,000 common shares of Esperanza Silver Corporation (market value $1,960,000 (2003 - $4,600,000)	**$ 3,160,000**	$ 4,200,000
500,000 common shares of Lumina Copper Corporation (market value $2,625,000 (2003 - $1,975,000)	**2,250,000**	2,250,000
4,000,000 warrants of Esperanza Silver Corporation, exercisable at $1.05 per share on or before December 23, 2005	**-**	800,000
500,000 warrants of Lumina Copper Corporation, exercisable at $3.20 per share on or before December 19, 2007	**1,620,000**	1,620,000
	$ 7,030,000	$ 8,870,000

During the nine months ended September 30, 2004, management reviewed the carrying value of the Company's investments, and wrote down the investment in Esperanza Silver Corporation by $1,840,000 to reflect an impairment in value.

3. Mining Claims and Deferred Exploration

	September 30, 2004	December 31, 2003
Diamante Azul, Bolivia	$ 103,012	$ 103,012
Dragoon, U.S.	128,685	101,556
Escalones, Chile	179,354	-
Gold Coin, U.S.	180,435	73,288
Gold Hill, U.S.	110,711	-
Laurani, Bolivia	150,082	14,129
Malku Khota, Bolivia	212,039	27,023
Markham Wash, U.S.	121,922	-
Mine Wash, U.S.	88,122	-
Monitor, U.S.	232,749	105,363
Oro, U.S.	130,802	1,485
Other a)	91,933	37,585
	$ 1,729,846	$ 463,441

a) These expenditures are in respect of several newly-acquired mineral properties located in Arizona, U.S.A., and in Mongolia.

4. Acquisition of Subsidiaries

a) In January 2004, the Company entered into an agreement with Afghan Minerals Inc. (AMI), a start-up exploration company, to acquire a 51% interest in AMI through the purchase of 1,041,700 units a $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in AMI is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to AMI's management team, including its connection to Afghanistan. The acquisition has been accounted for using the purchase method, as follows:

Net Assets Acquired:	
Cash	$ 60,000
Amount due from General Minerals	200,000
Goodwill	117,400
Minority interest	(127,400)
	$ 250,000
Consideration Given:	
Cash	$ 50,000
Amount due to AMI	200,000
	$ 250,000
Net Cash Acquired:	$ 10,000

The Company has made cash payments aggregating $150,000 under the terms of the acquisition agreement. The remainder of the balance due to AMI is payable in quarterly installments of $50,000.

b) In March 2004, the Company entered into an agreement with Foundation Resources Ltd. (Foundation), a start-up exploration company, to acquire a 51% interest in Foundation through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in Foundation is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to Foundation's management team, including its connection to Mongolia.

The acquisition has been accounted for using the purchase method, as follows:

Net Assets Acquired:	
Other working capital	$ 10,000
Amount due from General Minerals	250,000
Goodwill	117,400
Minority interest	(127,400)
	$ 250,000
Consideration Given:	
Amount due to Foundation	$ 250,000
Net Cash Acquired:	$ -

The Company has made cash payments aggregating $150,000 under the terms of the acquisition agreement. The remainder of the balance due to Foundation is payable in quarterly installments of $50,000.

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2003	8,915,577	$ 60,675,470
Issuance of common shares on exercise of warrants	22,000	30,800
Share issue costs	-	(12,036)
Balance, September 30, 2004	8,937,577	$ 60,694,234

Stock options

During the nine months ended September 30, 2004, the Company granted stock options under the terms of its Stock Option Plan ("Plan"). Options granted under the Plan are recorded as a charge to operations and a credit to fair value of options and warrants over the period the stock options are outstanding. During the nine months ended September 30, 2004, an amount of $414,672 (2003 - $13,125) was charged to operations.

Had the Company, during 2003, determined compensation costs of stock option grants to directors and employees based on the fair value at the grant dates for those stock options consistent with the fair value method of accounting for stock-based compensation, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below.

		Three month period ended Sept. 30, 2003	Nine month period ended Sept. 30, 2003
Net loss for the period	As reported	$ 1,842,884	$ 2,243,007
	Pro forma	$ 1,842,884	$ 2,310,507
Basic and diluted loss per share	As reported	$ 0.27	$ 0.43
	Pro forma	$ 0.27	$ 0.45

The fair values of options have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate – 3.9% (2003 - 3.5%)
b) expected life – 5 years
c) expected volatility – 99% (2003 -70%)
d) dividend yield – nil.

The following table summarizes information about stock options outstanding as at September 30, 2004.

Stock Options	Exercise Price	Expiry
45,000	$10.00	October 30, 2005
40,000	$27.50	October 30, 2005
4,000	$2.10	March 13, 2006
79,500	$0.85	February 12, 2007
107,500	$1.25	May 30, 2008
424,000	$1.30	August 6, 2009
8,000	$4.70	March 5, 2010
10,000	$2.20	August 4, 2010
69,000	$5.00	February 9, 2011
787,000		

Share warrants

The following table summarizes information about warrants outstanding and exercisable at September 30, 2004.

Warrants	Exercise Price	Expiry
140,000	$3.15	December 11, 2004
100,000	$1.50	December 31, 2004
2,000,000	$3.75	December 11, 2006*
2,393,000	$1.54 to $2.05	June 25, 2008*
4,633,000		

* *subject to acceleration of the expiry date under certain conditions*

6. Related Party Transactions

During the nine months ended September 30, 2004, legal fees totaling $45,102 (2003 - $86,584) were charged by a legal firm in which a director is a partner. As at September 30, 2004 an amount of $1,206 (2003 - $15,046) remained as an account payable.

7. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at September 30, 2004 and December 31, 2003 includes:

Identifiable Assets	September 30, 2004	December 31, 2003
Canada	$ 5,035,286	$ 7,210,135
United States	1,124,373	347,323
Bolivia	532,074	163,884
Chile	205,713	-
Caribbean	7,272,494	8,870,226
Other	55,505	-
Total Assets	$ 14,225,445	$ 16,591,568

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

year ending December 31, 2004	$ 10,457
year ending December 31, 2005	$ 21,495
year ending December 31, 2006	$ 22,367
year ending December 31, 2007	$ 7,552

General Minerals Corporation

880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: www.generalminerals.com

Printed in Canada